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                                                                    Exhibit 14.1

                              CROWN NORTHCORP, INC.
                                 CODE OF ETHICS

Scope and Purpose

Since its inception in 1990, Crown NorthCorp, Inc. and its predecessors have required that all persons working on its behalf conduct their business dealings with the highest level of integrity. This Code of Ethics ("Code") sets forth ethical principles to be followed by all of Crown's directors, officers and employees, including the company's principal executive, financial and accounting officers (collectively, "Covered Persons"). This Code is intended to:

         - Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         - Require full, fair, accurate, timely and understandable disclosure in reports and documents that Crown files with any regulatory authority;

         - Promote compliance with applicable governmental laws, rules and regulations;

         - Provide for the prompt internal reporting to specified persons of possible violations of the Code;

         - Foster honesty and accountability in all facets of Crown's businesses.

All Covered Persons must comply at all times with the tenets of this Code. Any violation of this code is grounds for disciplinary action, which may include discharge and possible prosecution.

Fair Dealing

         - Each Covered Person will at all times deal fairly with customers, suppliers, competitors and all others doing business with Crown. While Covered Persons are expected to aggressively promote Crown's interests, they are also expected to do so in a manner consistent with the highest standards of integrity and ethical dealing.

         - No Covered Person is to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other method of unfair dealing.

Legal and Regulatory Compliance

         - Covered Persons must at all times comply in all material respects with all applicable laws, rules and regulations.

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         -        Covered persons must comply with Crown's policies regarding the treatment of confidential or proprietary information, as such policies may be expanded from time to time.

         - To ensure full and complete reporting on the Crown's affairs in the manner prescribed by the Securities and Exchange Commission ("SEC"), all Covered Persons are responsible for timely making the persons responsible for SEC report preparation aware of materials or information that might have to be disclosed in such reports.

Conflicts of Interest

         - Covered Persons must take all reasonable measures to avoid not only conflicts of interest but the appearance of conflicts of interest. A conflict of interest (or the appearance of one) occurs when a Covered Person has an interest in a transaction or matter that may be different from Crown's. Examples of such situations may include:

                     1. When a Covered Person, or a member of his or her family, will benefit personally from something the Covered Person does or fails to do that is not in Crown's best interests;

                     2. When a Covered Person takes actions or has interests that may make it difficult to perform his or her work on behalf of Crown objectively and effectively; and

                     3. When a Covered Person, or a member of his or her family, receives personal benefits other than from Crown as a result of his or her position at Crown.

         - When a conflict of interest exists, a director or the principal executive officer will promptly report the conflict to the Board of Directors; an officer other than the principal executive officer will promptly report the conflict to the principal executive officer; and any other Covered Person will promptly report the conflict to his or her supervisor. In each instance, the Covered Person will work with the party to whom the conflict is reported such that:

                     1. The situation creating the actual or apparent conflict can be monitored;

                     2. The Covered Person having the conflict will, to the fullest extent possible, be kept out of any decisions that might be affected by the conflict;

                     3. Arrangements are in place to ensure that that the Covered Person will not personally profit from the circumstance causing the conflict; and

                     4. Every reasonable effort will be made to eliminate the conflict as promptly as possible.

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Corporate Opportunities

         -        No Covered Person will:

                     1. Take for himself or herself personally any opportunity of which he or she becomes aware, or to which he or she obtains access, through the use of Crown property, information or position;

                     2. Enables a party other than Crown to take advantage of an opportunity in any of Crown's areas of business of which the Covered Person becomes aware in the course of his or her activities on behalf of Crown, unless Crown has expressly decided not to attempt to take advantage of the opportunity;

                     3. Otherwise use corporate property, information or position for personal gain; or

                     4. Compete with Crown generally or with regard to specific transaction or opportunities.

Confidentiality

         - Covered Persons must maintain the confidentiality of all information entrusted to them by Crown or that our customers consider confidential, except where Crown authorizes the disclosure or the disclosure becomes legally mandated.

         - In addition to complying with Crown's confidentiality policies in force from time to time, Covered Person will abide by the confidentiality provisions in agreements to which Crown is a party.

Use of Company Assets

         - Covered Persons will, by all practicable means, protect Crown's assets and ensure their efficient use.

         - Covered Persons will use Crown's assets only for legitimate business purposes of Crown.

Changes in or Waivers of the Code

         - Any waiver of any provision of this Code must be approved as follows:

                     1. With regard to any director or officer, by the Board of Directors; or

                     2. As to an employee who is not an officer of Crown, by the chief executive officer.

         - No waiver or change in this Code will be effective unless and until Crown files the required notice thereof with the SEC.

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Compliance

         - Covered Persons must promptly report any violations of this Code. Failure to report a violation may lead to disciplinary action against the person who failed to report the violation, which may include discharge and possible prosecution..

         - A possible violation of this Code by a Covered Person should be reported to the Crown's corporate counsel. If a Covered Person believes that a particular violation would not be appropriate to report to the corporate counsel, the report of the possible violation may be made to the chief executive officer, to the chairman of the Audit Committee of Crown's Board of Directors or to any other officer or director to whom the Covered Person believes it would be appropriate to report the possible violation.

         - The identity of the Covered Person who reports a possible violation of this Code by another party will be kept confidential, except to the extent the Covered Person who reports the possible violation consents to be identified or the identification of that Covered Person is required by law.

         - Possible violation of the Code may be reported orally or in writing and may be reported anonymously.

         - Crown will not permit retaliation for reports of possible violations of the Code made in good faith.

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